UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Letter to Employees — June 4, 2009

To the Wind River Family,

Today represents a transformational shift in the embedded and mobile industries. I am pleased to announce that Wind River and Intel have reached a definitive agreement for Intel to purchase Wind River.

Wind River will become part of Intel’s overall strategy to grow its processor and software presence outside the traditional PC and server markets, and will become a wholly owned subsidiary of Intel, maintaining its current customers, products, and operating model. This is a game-changing play in every respect, and I couldn’t be more proud of the company that we have built – and will continue to build.

As you know, Intel is a $37 billion technology leader, a Fortune 100 company and one of the world’s Top 10 most valuable brands. If you have followed the moves that Intel has made over the past 12 months, two points are abundantly clear: 1) Software is becoming strategically important to the company, and 2) Embedded and mobile success is essential to Intel’s growth. Today’s news punctuates these points – Wind River is critical to Intel’s future plans!

There are substantial strategic advantages to Intel owning Wind River. Becoming a wholly owned subsidiary of Intel is an opportunity for Wind River to preserve its brand, current business model and broad product portfolio while accessing Intel’s immense resources to further increase the pace of progress and software innovation on Intel’s platforms. With Intel’s full support, we will remain steadfastly committed to continuing our leadership position across multiple hardware architectures, from multiple silicon providers. We also remain dedicated to delivering the same world-class support to which our customers have grown accustomed.

Today’s announcement reinforces the strategic importance of the entire Wind River organization and product portfolio – spanning VxWorks, Linux, Tools, Test, Services and Support – and will be the catalyst for building a robust software business reporting to Intel’s Software and Services Group (SSG). Further preserving our current business model, Wind River’s management team will remain in its current structure.

I will be hosting two regional employee conference calls over the next 24 hours (see separate calendar invitation). And for those in Alameda, please plan to join me and the executive staff, along with special guests from Intel, this morning from 9-10 a.m. Pacific Time in the cafeteria to hear all about this exciting news.

Thank you for helping make this possible, and I look forward to speaking with you soon.

Ken

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.